                                                    Filed by USA Broadband, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Las Americas Broadband, Inc.
                                                   Commission File No. 000-13338

The following press release was disseminated on April 25, 2002 with respect to the proposed merger between USA Broadband, Inc. and Las Americas Broadband, Inc.

                     USA BROADBAND AND LAS AMERICAS ANNOUNCE
                           SIGNING OF MERGER AGREEMENT

          PETALUMA, CA, TEHACHAPI, CA, APRIL 23, 2002. The boards of directors of USA Broadband, Inc., a Delaware corporation (OTCBB: USBU.OB), and Las Americas Broadband, Inc., a Colorado corporation (OTCBB: LABNE.OB), announced today the execution of a definitive merger agreement under which Las Americas will merge with and into USA Broadband, with Las Americas' shareholders exchanging shares of their common stock for shares of USA Broadband's common stock on an approximately 8:1 ratio. In addition, individuals that own options or warrants to purchase shares of Las Americas' common stock will receive options and warrants to purchase shares of USA Broadband's common stock on the same ratio. It is anticipated that Las Americas' shareholders will own approximately 29% of the surviving company's common stock on a fully-diluted basis after the merger occurs. Further, Richard Lubic, currently president and chief executive officer, would become chairman and chief executive officer of the combined company. In connection with the merger, the companies expect to file a joint registration/proxy statement with the Securities and Exchange Commission in the near future.

          The merger is subject to various closing conditions, including the approval by the shareholders of USA Broadband and Las Americas. Las Americas' and USA Broadband's respective officers and directors are expected to enter into agreements requiring them to vote their respective shares in favor of the merger. The companies anticipate that the transaction will close later this year.

          The merger agreement will be filed as an exhibit to Current Reports on Form 8-K filed by each of USA Broadband and Las Americas with the Securities and Exchange Commission.

          Edward Mooney, Chief Executive Officer of USA Broadband stated, "We are excited at the opportunity to build on the progress that Las Americas has made in bringing advanced cable television services to targeted markets in California and in Northern Baja, Mexico."

          Richard Lubic, Chief Executive Officer of Las Americas Broadband, Inc., said, "We believe that this merger should enable us to accelerate our business plan to develop and operate cable television systems in California and in the fast-growing metropolitan areas of Northern Baja, Mexico."

ABOUT USA BROADBAND, INC.

          USA Broadband (formerly Optika Investment Company, Inc.) is a publicly-traded Delaware corporation positioning itself to become a provider of digital television, entertainment, data, Internet and broadband services. USA Broadband is seeking to develop a suite of popular digital services based on best-of-breed delivery technologies, such as direct broadcast satellite services and high-speed wireline and wireless broadband access.

          USA Broadband initially has targeted the multiple dwelling unit market and serves subscribers through its primary operating subsidiary Cable Concepts, Inc. (d/b/a Direct Digital Communications). USA Broadband continues to seek to acquire or develop additional operating assets and subsidiaries to pursue market opportunities in targeted geographic markets.


ABOUT LAS AMERICAS BROADBAND, INC.

Las Americas Broadband, Inc. develops and operates cable television systems and broadband networks for video, data, and Internet. Cable California, under the management of Las American Broadband, Inc. is constructing a 1,300-mile broadband network in the Northern Baja California region of Mexico for the delivery of cable television, data and Internet. Cable California, an entity organized under the laws of the United Mexican States, has a 30-year advanced telecommunications broadband concession from the Mexican government to construct and operate one of Latin America's largest fiber-optic networks, a 750-mhz network providing high-speed Internet, telephony, data and multi-channel cable television to residents and businesses. Las Americas Broadband has a management contract managing Cable California and, subject to the approval of the government of Mexico, is in the process of acquiring the majority control of the company through a Mexico subsidiary. Las Americas, through a wholly-owned operating subsidiary, also owns and operates a 750-mhz cable television system serving approximately 2,000 subscribers in Kern County, California.

FORWARD LOOKING INFORMATION

          This press release may contain forward-looking statements involving risks and uncertainties. Statements in this press release that are not historical, including statements regarding management intentions, beliefs, expectations, representations, plans or predictions of the future are forward-looking statements within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. These risks include, but are not limited to, fluctuations in financial results, availability and customer acceptance of products and services, the impact of competitive products, services and pricing, and general market trends and conditions. For a discussion of other potential factors that could cause actual results to vary materially from expectations, reference is made to USA Broadband's and Las Americas' respective annual and quarterly reports filed with the Securities and Exchange Commission. None of the parties to this merger transaction undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

          THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. USA Broadband and Las Americas have commenced the preparation of a joint registration/proxy statement in connection with the transaction that will be mailed to the shareholders of each entity. When available, this document will contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders of USA Broadband and Las Americas are urged to read the registration/proxy statement carefully before making a decision concerning the merger and the related transactions described therein. Investors and security holders may obtain free copies of this document through the website maintained by the Securities and Exchange Commission at http//www.sec.gov. USA Broadband will provide free copies of the registration/proxy statement, as well as its Form 10-K for the fiscal year ended September 30, 2001, and Form 10-Q for the quarterly period ended December 31, 2001. Las Americas will provide free copies of the registration/proxy statement.

USA Broadband, Las Americas, and their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders of USA Broadband and Las Americas with respect to the transactions contemplated by the merger agreement. You may obtain a copy of USA Broadband's proxy statement at the Security and Exchange Commission's website at www.sec.gov. Security holders of USA Broadband and Las Americas may obtain additional information regarding the interests of the foregoing individuals by reading the joint registration/proxy statement when it becomes available.

          This press release is not an offer to purchase shares of Las Americas common stock, nor is it an offer to sell shares of USA Broadband common stock that may be issued in the merger or otherwise. Any issuance of USA Broadband common stock in the merger must be registered under the Securities Act of 1933, as amended, and such USA Broadband common stock must be offered only by means of a prospectus complying with the Securities Act of 1933, as amended.

Edward Mooney
Chief Executive Officer
USA Broadband, Inc.
(707) 762-3997

Richard Lubic
Chief Executive Officer
Las Americas Broadband, Inc.
(661) 822-1030